Exhibit 99.3

Emiliano

Good morning everyone. Welcome to Banco Santander Chile’s first quarter 2020 results webcast and conference call. This is Emiliano Muratore, CFO and I am joined today by Robert Moreno, Managing Director of Investor Relations and our Chief Economist, Claudio Soto. (Page 2 and 3 webcast)

Thank you for attending today’s conference call. We hope you are all safe and healthy during these times. As we are working remotely please bear with us if we experience any technical difficulties during the call. Given the uncertainty of this ongoing crisis, we have removed our guidance for 2020, we will not be sharing forward-looking statements and we would appreciate to keep this in mind for our Q&A session. We look forward to sharing with you our progress this quarter. Before we get into our results, Claudio will explain the measures our government and local regulators have taken during these months to minimize the impacts of COVID-19 on the economy.

Claudio: Thank you, please turn to slide 4.

The Government, the Central Bank and the CMF (our regulator) have taken a series of actions to support the economy and help companies to access funding during this crisis.

The Central Bank cut its policy rate to 0,5% --its technical minimum according to the board—and has signaled that it will keep it at this level for several months.

On page 5 we show other Central Bank initiatives to increase liquidity in the system. It has launched two liquidity facilities for banks with a funding cost set at the MPR. The total amount banks can borrow under these facilities corresponds to 3% of their loan book, and up to 15% if loans are directed towards SMEs. That would entail a total amount of about US$ 24 billion.

One of these lines is the new Loan Growth Conditional Facility (FCIC) where banks can borrow up to 4 years, using corporate bonds and high rated commercial loans as collateral.

The other is the Liquidity Credit Line (LCL), where borrowing is unsecured and for up to 2 years, subject to each bank’s reserves at the Central Bank.

Ultimately, these credit lines should provide liquidity to banks to enable them to continue financing companies and individuals. To date, Santander has requested about US$1.4 billion from the LCL. We expect to withdraw from the FCIC soon.

The Central Bank has also launched a bank bond purchase program for up to US$8 billion, and announced temporary adjustments to the liquidity requirements to Banks, suspending the 30 and 90 day mismatch requirements and offering flexibility on the regulation and compliance with the LCR, whose limit will remains at 70% for 2020.

Turning to the Government, on page 6 we show the three different areas where it has focus to help during this crisis:

●	First: liquidity relief to firms and households, by differing tax payments and transitory cutting the Stamp tax;
●	Second: household income support, through cash transfers and a job protection scheme whereby firms without sales may retain workers, while its salary is paid by the unemployment system; and
●	Third: credit support through the capitalization of both BancoEstado, with US$ 500 million, and the Guarantee Fund for Small Companies (Fogape), with US$ 3 billion. It also expanded the coverage of this fund.

These measures will be financed through adjustments in the existing budget, government´s financial assets and new debt.

As we can see on page 7, the capitalization of Fogape and the extension of its coverage to companies with annual sales of up to 1 million UF (US$ 34 millions), could benefit up to 99.8% of the firms in Chile.

Under its new regulation, guarantees provided by Fogape will cover between 60% and 85% of the loans, which will be restricted to finance working capital lines. They will have a maximum amount equivalent of 3 months of sales, a preferential interest rate equivalent to the Monetary Policy Rate plus 3%, and a term period of up to 48 months. There will also have a 6 month grace period before companies have to start paying back. During this period capital amortizations of existing loans with the same bank will be postponed.

The funds obtained with a guarantee cannot be used to raise capital, pay dividends or make investments.

Santander has published preliminary steps for SMEs and has improved our office banking capabilities so that SMEs can easily access these funds when they become fully available. The Government expects the expanded Fogape will allow guarantees for about US$ 24 bn.

On page 8 we also see how the CMF has issued regulations regarding the treatment of payment holiday periods and guarantees.

Regarding grace periods, and only until July 31, 2020, the CMF will allow freezing of provisions of reprogrammed loans for debtors who are up to 30 days overdue. For mortgages and commercial loans, the maximum grace period is 6 months. For consumer loans, the maximum grace period is 3 months.

So far, the banking industry has received more than 800,000 requests since March. The CMF also announced the temporary extension in the write off in assets received in payment, and the possibility to use the excess of mortgage guarantees to guarantee SME loans.

In terms of capital ratios, the CMF announced flexibility for the implementation of Basel III in Chile, postponing phase-in until December 2021. Finally, a fraction of the FOGAPE guarantee can be considered part of Tier II capital.

Robert

Thank you Claudio. On Slide 10, I wanted to highlight our strong balance sheet, starting with our funding mix. The Bank’s total deposits increased 17.7% YoY and 7.5% QoQ in 1Q20. Time deposits increased 7.7% in the quarter despite lower rates. Demand deposits had a record year in terms of growth, increasing 7.3% QoQ and 29.6% YoY. All of our client segments saw strong growth of checking account balances.

As we can see on slide 11, our liquidity has increased, with the LCR ratio at 205% and the NSFR at a healthy 109%. Our liquidity levels are well above the average in the system, and we are all well above the regulatory minimum. This also shows good liquidity levels in Chile. During this year, this regulatory minimum was going to increase to 80%, but the CMF has decided to freeze it at 70%.

On slide 12 we review loan growth. Total loans increased 12.3% in YoY and 5.0% QoQ. Loans to corporates was the fastest growing segment in the quarter, led by an increase in demand for access to credit lines leading up to the COVID-19 shut downs. After the social unrest in 4Q19, consumer lending was already starting to contract, in line with consumer confidence, and continued through the first quarter. The strong YoY growth is still being influenced by the incorporation of Santander Consumer in November of last year, which represented about 8% of the consumer loan book. In the quarter, mortgage loans had a 3.6% growth mainly attributable to the outstanding pipeline from the increased demand from the lower interest rates in 2019.

On slide 13, we show the evolution of our asset quality over the last ten years. The black dotted line is the cost of risk of the banking system. As you can see, in recent times, our cost of risk has lowered and is more in line with the system.

As we can see on slide 14, the main reason for this has been the shift in our consumer loan mix. Currently, 75% of our individual loan book are high income clients.

Moving on to slide 15, we can see how this shift in our consumer portfolio has resulted in an important outperformance in terms of asset quality compared to our main competitors. Since 2015, in absolute terms, NPLs in our consumer portfolio has fallen by 42%, and our impaired portfolio by 37%.

On slide 16, we show our capital ratios. We finished the quarter with a capital ratio of 9.7% and a BIS ratio of 12.7%. During the quarter our capital ratios, which remained healthy, continued to be affected by the depreciation of the Chilean peso; without this effect, our core capital would have reached 10.4% We also had an increase in Tier 2 capital since we issued a subordinated bond in the quarter. In addition, in April the BIS ratio will be further strengthened by two sub bond issuances for a total of 6 million UF.

Tomorrow we will be having our Annual Shareholder’s Meeting remotely, where we will propose a 30% payout, lower than our usual 60%. We decided to be conservative in light of the COVID-19 crisis and to have robust capital levels to facilitate volume growth in line with the measures of the government and our local regulator. It is important to note that we already have this payout level provisioned in equity, and, therefore, this will not affect our capital ratios.

Moving into business results, on slide 18 we show how despite the COVID19 crisis, we continued to move forward in our business strategy. We would like to highlight that in April we officially launched Superdigital and Klare. Just to remind you, Superdigital is our prepaid card that we offer in order to increase digital transactionality in the mass segment. Klare is the first ever digital Insuretech broker in Chile, allowing people to quickly compare insurances from different companies, in order to make a more informed choice.

On slide 19 we also would like to emphasize that with the COVID-19 crisis, our digital strategy has been more important than ever. We will be investing more rapidly in digitalization of loan approvals, especially for SMEs given the strong demand we expect in the coming months. Our contact center is functioning at 80%, with our executives working from home. In terms of central offices, over 95% are working from home, as well.

The lockdown has also shown a shift in consumer behavior. People are using our online services more frequently while visiting physical branches less. This has led to an increase in digital clients, reaching 1.3 million as of March 2020. Purchases online have also increased 8.7%.

As banks are part of the essential services, over 80% of our branches are open in areas not under quarantine.

On slide 20, we show that our strong digital platforms have sustained strong client acquisition in the quarter, opening 115% more accounts than the first quarter of 2019. Cuenta Life and Superdigital have played a large role in this increase. We continue to lead account openings in the local market, and our market share of current account openings surpassed 27%.

On slide 21, we are proud to show that we reached joint top number one in Net Promoter Score. This shows the improvement in the relative perception of our client service and products, even in these stressful times when customers have had to rely more on digital services and the contact center. The results obtained constitute valuable feedback to continue improving the Santander’s service experience.

On slide 22, we show the evolution of our NIMs. Our NIM reached 4.2% in the quarter due to strong inflation supported by an improved funding mix.

On Slide 23 we can see that the asset quality had an improvement compared to the last quarter after the social unrest. The economy recovered in January and February, leading to an improvement in the asset quality in our portfolio, and a lower cost of risk compared to the fourth quarter. We have not had any material impact of the COVID-19 on provisions yet.

On slide 24, we show the evolution of non-interest income. Fees started the year very strong, especially in card fees, checking accounts, insurance brokerage and asset management. The improvements in client satisfaction, cross-selling and the acquisition of new clients has helped to bolster retail and middle market fees. In March, the COVID19 crisis began to reverse some of these trends as people stayed at home and corporate investment activity slowed.

Our client treasury business had a good quarter. This was offset by the results of our non-client treasury business. The effect of increasing long-term interest rates lowered the gains realized on our AFS portfolio and higher volatility had a negative impact on the CVA of derivatives.

On slide 25 we show the evolution of efficiency and expenses. Operational expenses increased mainly due to administrative expenses, as a lot of our service contracts are priced in UF, and an increase in inflation affects our costs. Furthermore, some of our technology services are in foreign currency, and the depreciation of the Peso affected them negatively. As we have more employees working from home, we also had to increase some investments in order to finance this transition. Our efficiency ratio remained strong at 40.6%.

To finalize, we will now move on to our summary on slide 26.

The Central Banks and the CMF have launched a series of initiatives that will help maintain liquidity and capital levels while we flatten the COVID-19 curve. The government has also announced initiatives that will help both individuals and companies during these times. We currently have high liquidity levels and healthy capital ratios. We proactively lowered our dividend distribution to 30% to support loan growth in the future. This loan growth will come mainly from commercial lending, while SMEs and individuals will have the opportunity to reprogram loans subject to bank approvals. Our digital channels have proven a great asset, with client growth continuing in the first quarter and more clients using our digital channels. Efficiency also remained solid.

At this time, we will gladly answer any questions you may have.

[Operator conducts Q&A.] [After questions have been concluded, operator gives the call to Emiliano.]

Emiliano: Thank you all very much for taking the time to participate in today’s call. We look forward to speaking with you again soon!

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